Mail Stop 6010

August 11, 2008

Timothy D. Consalvi
President and Chief Executive Officer
Gateway International Holdings Inc.
2672 Dow Avenue
Tustin, California 92780

> **Re:** **Gateway International Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed July 16, 2008**
> **File No. 0-53265**

Dear Mr. Consalvi:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations for the Nine Months Ended March 31, 2008 and 2007, page 21

1.   Please refer to prior comment 9. We note that the revised disclosure does not differ materially from your previous disclosure. Please revise your disclosure to include an analysis of the reasons and factors contributing to the increase in revenues in accordance with SAB Topic 13.B and FRC 501.04. Quantify those reasons and factors to the extent practicable. While we understand you have

confidentiality agreements in place, we would expect you to provide adequate information to investors to help them understand the underlying changes in your revenues.

Financial Statements, page F-1

Note 1. Organization and Business, page F-6

2.	Please refer to prior comment 16. We note that you revised your disclosure to include a brief discussion of Nelson Engineering and Bechler Cams. These discussions do not appear to include how you accounted for the acquisitions. For example, you do not disclose the purchase price or significant tangible and intangible assets purchased. In addition, you do not sufficiently disclose how you accounted for the disposition of these two companies. Please revise your disclosure to discuss how you determined the value of the shares that were returned to you, the date those shares were returned to you, and the impact the disposition had on your income statement and balance sheet at the date of disposition, if material.

3.	In this regard, we note in your response that the "assets of all acquisitions made by Gateway were recorded at their fair value at the date of acquisition in conformity with SFAS 141." We also note that All American CNC Sales and Gledhill/Lyons were with related parties and appear to be transactions between entities under common control, as defined in EITF 02-5 and paragraph D11 of SFAS 141. Please clarify. If these entities were under common control, confirm the net assets were brought over at their historical basis. Refer to SFAS 141, paragraph D12 for guidance.

Acquisition of All American CNC Sales, Inc., page F-6

4.	Please refer to prior comment 17. We note from your response that the earn-out shares were issued with regards to All American and Spacecraft Machines even though the earn-out criteria had not been achieved at that time. Your disclosure currently states that additional shares were issued in each case pursuant to the earn-out provisions, "which were considered an additional component to the original purchase price." Please revise to clarify that the earn-out criteria was not met for both these acquisitions, but additional shares were subsequently issued as additional purchase price, if true.

5.	In this regard, we note that in both earn-out agreements, selling shareholders were entitled to additional shares based on achievement of gross profit targets in subsequent years. Tell us your consideration of accounting for these additional shares as compensation for post-combination services rather than additional purchase price. Refer to the guidance in EITF 95-8.

Divestitures of Previously Acquired Companies, page F-7

6.   Please refer to prior comment 19. Please respond to the following:
 - Please describe your <u>accounting</u> for your interests in Nu-Tech and Accurate beginning with the acquisition date and for each period through the actual date of disposal for these interests.
 - Your disclosure on pages F-7 and F-8 state that the net assets transferred with regards to Accurate and Nu-Tech were $9.8 million and $2.3 million, respectively. Please reconcile this disclosure with the combined net assets of $10.6 million calculated from your table on page F-23 and the net assets of discontinued operations calculated from your balance sheet of $12.7 million.
 - Your response indicates that you have included the original purchase price allocation and related disclosures for each Nu-Tech and Accurate, please advise us as to where such disclosures are included in your filing.

7.   Please refer to prior comment 22. It appears that revenues from Accurate and Nu-Tech are material and represent a significant portion of revenues you earned during the year ended June 30, 2007. Accordingly, please revise your management's discussion and analysis to discuss discontinued operations, separately from continuing operations. Refer to the guidance in Item 303 of Regulation S-K.

Note 2. Basis of Presentation and Significant Accounting Policies, page F-8

Goodwill and Other Intangible Assets, page F-10

8.   Please refer to our prior comment 24. Please explain why you believe the impairment charge should be recorded as part of discontinued operations as of June 30, 2006 when your board of directors did not approve the plan to divest Accurate until March 2007. It appears this impairment charge was part of continuing operations as of June 30, 2006. Revise or advise.

Revenue Recognition, page F-12

9.   Please refer to our prior comment 26. Please respond to the following with regards to your analysis under EITF 99-19:
 - We note from your response that you consider the company to be the primary obligor. Paragraph 7 of EITF 99-19 states, "Terms of the sales contract generally will provide evidence as to whether the company or the supplier is responsible for fulfilling the ordered product or service." Cite

the contractual provision that supports that you are the primary obligor in the arrangement. Also, explain if you are responsible for fulfillment, including acceptability of the product ordered. Note paragraph 7 also states, "Responsibility for arranging transportation for the product ordered by a customer is not responsibility for fulfillment."

- In addition, we note your response states that you perform installation services as evidence that you are the primary obligor but your revenue recognition policy states that you "may perform installation services including leveling the machine, which is inconsequential." Please reconcile.

- Title to the product is transferred to the company upon shipment from the supplier until delivery to the customer. Your response indicates that you assume the risk of loss of the product upon shipment from the supplier's facility until receipt of the product by the customer. Please explain if such risk of loss is mitigated by either general insurance or insurance provided by third party common freight carriers. Explain in greater detail why you believe you have physical inventory risk.

- Please tell us more about your return rights and/or any rights to price adjustments or other similar arrangements with suppliers. Paragraph 8 of EITF 99-19, indicates that a company's risk may be reduced significantly or essentially eliminated if the company has the right to return unsold products to a supplier or receives inventory price protection from the supplier. Tell us how you have considered this factor in your evaluation. Please be specific.

- Tell us how you considered the fact that the manufacturer is responsible for any replacement parts in your analysis.

We may have additional comments after reviewing your response.

10.   Please refer to our prior comment 27. We note that *generally* you change the machines through your refurbishment services. Please provide us with examples of what your refurbishment services include and explain if these changes are material to the product.

Note 15. Income Tax, page F-20

11.   Please refer to our prior comment 34. As previously requested, please revise to include the required disclosures as of March 31, 2008 or tell us why you do not believe such disclosures are required.

12.   Please provide us with your complete analysis, including all available positive and negative evidence that you considered in determining that no valuation allowance was necessary and recovery of your deferred tax assets is more likely

than not. Based on your response it remains unclear to us why, given your history of losses, you believe no valuation allowance is needed. We refer you to paragraphs 20-25 of SFAS 109.

Note 17. Segments and Geographic Information, page F-21

13.   Please refer to our prior comment 36. We see that you have presented only loss before taxes related to your discontinued operations in your segment disclosures. Since you have left all other amounts blank in the discontinued operations column it may appear to an investor that these amounts are, in fact, zero. For example, since you included only a dash for revenues from discontinued operations it appears there were no revenues related to discontinued operations, when in fact there were significant revenues related to your discontinued operations. Please revise the discontinued operations columns to include the related revenues, interest income/ expense, and depreciation or clearly provide this information in a footnote for investors.

Note 18. Discontinued Operations, page F-23

14.   Please refer to prior comment 35. We note your disclosure that "during the nine month period ended June 30, 2006, the company recognized a pre-tax loss of $33,639. During the year ended June 30, 2007, the company recognized a pre-tax loss on divestiture of $661,669 and income from discontinued operations of $73,170." Please reconcile these amounts to your table in Note 18, your segment disclosures in Note 17 and your consolidated statement of operations on page F-3.

         As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Julie Sherman at (202) 551-3640 or Angela Crane, Accounting Branch Chief, at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at (202) 551-3625 or me at (202) 551- 3444 with any other questions.

                                  Sincerely,

                                  Perry Hindin
                                  Special Counsel